Dollar Tree, Inc.

500 Volvo Parkway

Chesapeake, Virginia 23320

(757) 321-5419

June 21, 2016

VIA EDGAR

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Dollar Tree, Inc.
Registration Statement on Form S-4
File No. 333-211142

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Dollar Tree, Inc. (“Dollar Tree”) hereby respectfully requests acceleration of effectiveness of the above-referenced registration statement so that it may become effective at 4:00 p.m., Eastern time, on Thursday, June 23, 2016, or as soon as possible thereafter.

In connection with this request, Dollar Tree acknowledges the following:

•                  Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve Dollar Tree from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  Dollar Tree may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 or by email at BCPrice@wlrk.com.  In addition, please notify Mr. Price when this request for acceleration has been granted.

Sincerely,

Dollar Tree, Inc.

By:	/s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

[Signature Page to Request for Accelerated Effectiveness]